SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATASCOPE CORP.

(Name of Subject Company (Issuer))
DAVINCI MERGER SUB, INC.

(Name of Filing Person (Offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
238113104

(CUSIP Number of Class of Securities)
Ulf Grunander
President
c/o Getinge AB, Ekebergsvagen 26, Getinge, Sweden SE-310 44
46 (0) 35 15 55 80

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
With copies to:
Steven L. Pottle, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

GETINGE Acquisition of Datascope Corp. September 15, 2008 September 15, 2008 September 15, 2008 September 15, 2008 September 15, 2008

BUSINESS AREA INFECTION CONTROL HEALTHCARE HEALTHCARE HEALTHCARE This material is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Datascope Corp. ("Datascope") common stock has not commenced. At the time the offer is commenced, an indirect, wholly owned subsidiary of Getinge AB will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Datascope will file a solicitation/ recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/ recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Datascope's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's website at www.sec.gov.

BUSINESS AREA INFECTION CONTROL HEALTHCARE HEALTHCARE HEALTHCARE Transaction Overview ____________________ (1) Exchange rate used for this presentation $1 = SEK 6.72 (2) Cash and cash equivalents of $246.5 million includes $273.1 million as of June 30, 2008 and cash proceeds for IPD division of $21 million and estimated net tax for recent disposals (3) Datascope's volume weighted average price of $39.67 for the three-month period ended June 3, 2008 Getinge has signed a definitive agreement to acquire Datascope Corp. for $53.00 per share Fully diluted equity value of $865 million (SEK 5.8 billion(1)) Implied enterprise value of $618 million(2) Attractive valuation for both Getinge and Datascope shareholders 34%(3) premium to DSCP's normalized share price Offer represents 12.9x 2007/08 EBITDA of $48 million Transaction close expected by year end assuming customary regulatory and shareholder approvals

BUSINESS AREA INFECTION CONTROL HEALTHCARE Critical mass: The acquisition of Datascope strengthens Getinge's Cardiovascular franchise. Combined revenues will exceed $650 million The acquisition is in line with Getinge's stated ambition of building a leading position in the attractive cardiovascular surgery and cardiac assist markets Significant revenue synergy potential through product, geographic and sales channel complimentarity Datascope offers high growth opportunities Expanded use of counterpulsation therapy Peripheral vascular stents Endografts for AAA and TAA repair Endografts for AAA and TAA repair Endografts for AAA and TAA repair Endografts for AAA and TAA repair Endografts for AAA and TAA repair Endografts for AAA and TAA repair Endografts for AAA and TAA repair Endografts for AAA and TAA repair Endografts for AAA and TAA repair Endografts for AAA and TAA repair Endografts for AAA and TAA repair Endografts for AAA and TAA repair Strategic Rationale

BUSINESS AREA INFECTION CONTROL HEALTHCARE HEALTHCARE HEALTHCARE Overview of Datascope Global leader in Intra-Aortic Balloon (IABP) counterpulsation therapy Operates in two divisions(1); Cardiac Assist and InterVascular 2007/08 revenue of $231 million(2) and EBITDA of $48 million, representing a 8% and 14% increase to 2006/07 respectively Robust product pipeline with multiple near-term product launches Founded in 1964; headquartered in Montvale, New Jersey with approximately 765(3) employees globally ____________________ (1) Datascope recently divested its Patient Monitoring Business to Mindray for $240 million and its Interventional Products (IPD) to St. Jude for $21 million (2) Includes $2.9 million of corporate and other revenue (3) As of June 30, 2008

Intra Aortic Balloon Pumps Catheters Vascular Closure Devices Global leader in IABP technology and a >70%(1) market share Leading market share position in both pumps and balloons Other key product lines include Endoscopic vessel harvesting devices Vascular closure products 2007/08 sales of $189.6 million(2) 490 employees worldwide Headquarters in Fairfield, Mahwah, NJ Key Competitors include Teleflex and Abiomed ____________________ (1) Company Estimate (2) Includes Cardiac Assist product revenue of $175.2 million and Cardiac Assist services revenue of $14.4 million (2) Includes Cardiac Assist product revenue of $175.2 million and Cardiac Assist services revenue of $14.4 million (2) Includes Cardiac Assist product revenue of $175.2 million and Cardiac Assist services revenue of $14.4 million (2) Includes Cardiac Assist product revenue of $175.2 million and Cardiac Assist services revenue of $14.4 million Cardiac Assist Division Overview

Synthetic surgical grafts and patches Recently acquired Sorin's peripheral stent business to address $0.7 billion growing peripheral intervention market 2007/08 sales of $38.4 million 165 employees worldwide 140 in La Ciotat, France Headquarters in La Ciotat, France Key Competitors include Gore, Bard, BBraun and Vascutek, Medtronic, J&J, Cook, BSC Vascular Grafts Peripheral Stents Endovascular Repair Endovascular Repair InterVascular Division Overview

BUSINESS AREA INFECTION CONTROL HEALTHCARE HEALTHCARE HEALTHCARE Synergies A combination of Getinge and Datascope has potential for generating significant synergies, principally from a revenue perspective Synergies will come both from product and geographic cross selling opportunities Creates a strong platform for continued expansion in the cardiovascular market with focus on Cardiac and Vascular Surgery and Cardiac Assist

BUSINESS AREA INFECTION CONTROL HEALTHCARE HEALTHCARE HEALTHCARE Key Pro Forma Financials The transaction is expected to be earnings accretive by 2010(2) SEK, $ million Getinge Datascope(1) Datascope(1) Pro Forma 31 December, 2007 30 June, 2008 30 June, 2008 $m SEKm Combined sales 16,445 231 1,552 17,997 EBITDA 3,222 48 321 3,543 EBITDA margin 19.6% 20.7% 20.7% 19.7% ____________________ (1) Exchange rate used for Datascope historical financials $1 = SEK 6.72 (2) Including transaction related financing cost and amortization of transaction related intangibles

BUSINESS AREA INFECTION CONTROL HEALTHCARE HEALTHCARE HEALTHCARE Financing Financed using a fully underwritten credit facility from Skandinaviska Enskilda Banken Strong cash flow from pro forma business expected to provide rapid deleveraging Part of the credit facility will be refinanced through a new share issue following the closing New share issue expected to raise approximately SEK 1.0 billion Guaranteed by Carl Bennet AB, a company owned by Getinge's Chairman and principal shareholder, Carl Bennet

BUSINESS AREA INFECTION CONTROL HEALTHCARE HEALTHCARE HEALTHCARE Global leadership We strive to be a global No. 1 or No. 2 in the product areas focused. Market leadership will help us attain cost leadership through scale Solution provider We strive to combine the strength of our leading product positions and the depth of our know-how to offer innovative solutions that lead to process improvements for our customers Customer relationships A direct approach to our customers is crucial to our success. Getinge will strive to establish own distribution companies whenever justifiable Getinge's Strategic Cornerstones

BUSINESS AREA INFECTION CONTROL HEALTHCARE HEALTHCARE HEALTHCARE Questions & Answers